United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 3, 2022

Date of Report (Date of earliest event reported)

GLOBALINK INVESTMENT INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41122	36-4984573
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1180 Avenue of the Americas, 8th Floor New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-382-4605

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	GLLI	The Nasdaq Stock Market LLC
Warrants	GLLIW	The Nasdaq Stock Market LLC
Rights	GLLIR	The Nasdaq Stock Market LLC
Units	GLLIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 3, 2022, Globalink Investment Inc. (“Globalink”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Tomorrow Crypto Group Inc., a Nevada corporation (“Tomorrow Crypto”), Globalink Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Globalink (“Merger Sub”), GL Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) in accordance with the terms and conditions of the Merger Agreement (the “Parent Representative”), and Mingliu Wang, an individual, in the capacity as the representative from and after the Effective Time for the stockholders of Tomorrow Crypto as of immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”). Pursuant to the terms of the Merger Agreement, a business combination between Globalink and Tomorrow Crypto through the merger of Merger Sub with and into Tomorrow Crypto, with Tomorrow Crypto surviving the merger as a wholly-owned subsidiary of Globalink (the “Merger”, and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Subject to the terms and conditions set forth therein upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), each share of Tomorrow Crypto common stock issued and outstanding immediately prior to the Effective Time (other than treasury shares or dissenting shares) will be converted into the right to receive shares of Globalink common stock. The total consideration to be paid by Globalink to the stockholders of Tomorrow Crypto in the form of Globalink’s common stock at the Closing will be equal to $210 million, with an earn-out provision permitting the stockholders of Tomorrow Crypto to receive up to 10 million additional shares as and when the business meets certain incremental milestones for the number of ASIC mining machines successfully installed, commissioned and placed in operation. The Merger Agreement is subject to certain customary closing conditions and contains customary representations, warranties, covenants and indemnity provisions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement. The respective boards of directors of Globalink and Tomorrow Crypto have (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby (the “Transactions”) and (ii) resolved to recommend approval of the Merger Agreement and related transactions by their respective stockholders.

Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

Merger Consideration

The aggregate consideration to be paid by Globalink to Tomorrow Crypto stockholders in the form of shares of Globalink’s common stock at the Closing is based on an enterprise value of Tomorrow Crypto equal to $210 million (the “Merger Consideration”).

Earnout

In addition to the Merger Consideration set forth above payable at the Closing, the Tomorrow Crypto stockholders will also have a contingent right to receive up to an additional 10 million shares of Globalink common stock (the “Earnout Shares”). Subject to the terms and conditions of the Merger Agreement, the Earnout Shares shall be earned and payable as follows: (i) one million Earnout Shares upon 3,000 ASIC mining machines being successfully installed, commissioned and placed in operation; and (ii) an additional one million Earnout Shares for each additional group of 2,000 ASIC mining machines installed, commissioned and placed in operation, upon the earlier of the Closing and the applicable dates of achievement of the foregoing milestones.

Treatment of Tomorrow Crypto Securities

Conversion of Tomorrow Crypto Common Stock. Each share of Tomorrow Crypto common stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Tomorrow Crypto common stock cancelled as described above and any dissenting shares) shall be converted into the right to receive a number of shares of Globalink common stock equal to $210 million divided by the number of fully-diluted Tomorrow Crypto shares divided by $10.00 (subject to the withholding of the Escrow Shares).

Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of Tomorrow Crypto common stock.

Escrow

At or prior to the Closing, the parties will enter into an escrow agreement with Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Globalink and Tomorrow Crypto) (the “Escrow Agent”), in form and substance reasonably satisfactory to Globalink and Tomorrow Crypto (the “Escrow Agreement”), pursuant to which Globalink shall issue to the Escrow Agent a number of shares of Globalink common stock (with each share valued at $10.00) equal to five percent (5%) of the total Merger Consideration (the “Escrow Amount”) ( the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of indemnification provisions of the Merger Agreement and the Escrow Agreement. The Escrow Property shall serve as the sole source of payment for the obligations of the Tomorrow Crypto stockholders pursuant to the terms of indemnification provisions of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties of the parties thereto, many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The representations and warranties made by Globalink, Merger Sub and Tomorrow Crypto are customary for transactions similar to the Transactions.

Certain Surviving Representations and Warranties

Certain representations or warranties made by Tomorrow Crypto in the Merger Agreement shall survive for six (6) months after the date of the Closing. Subject to the terms and conditions of the Merger Agreement, and from and after the Closing Date, the Tomorrow Crypto stockholders agree to indemnify and hold harmless Globalink against and in respect of any and all out-of-pocket loss incurred or sustained by Globalink as a result of or in connection with any breach or inaccuracy of the representations and warranties of the Company with respect to (a) Corporate Existence and Power, (b) Authorization, (c) Governmental Authorization, (d) Non-Contravention, (e) Capitalization, (f) Subsidiaries, (g) Consents, (h) Financial Statements, (i) Books and Records, (j) Absence of Certain Changes, (k) Properties; Title to the Company’s Assets, (l) Litigation, (m) Licenses and Permits, (n) Compliance with Laws, (o) Real Property, (p) Tax Matters, (q) Finders’ Fees, (r) Anti-Money Laundering Laws, and (s) Related Party Transactions (collectively, the “Company Surviving Reps”). Except for fraud claims, Globalink shall not assert any claim for indemnification until the aggregate amount of all losses exceeds $1,000,000, in which event the Tomorrow Crypto stockholders shall be responsible for the aggregate amount of all losses from the first dollar, regardless of such threshold. Except for fraud claims, the maximum aggregate amount of indemnification payments shall not exceed the amount of the Escrow Property in the Escrow Account at such time.

Subject to the foregoing, the representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders including, in the case of Globalink, approvals of the amended and restated certificate of incorporation, amended and restated bylaws, the incentive plan, post-merger board of directors, and the share issuance under Nasdaq rules. Globalink has also agreed to obtain a fairness opinion and to endeavor to minimize its transaction expenses.

Globalink Equity Incentive Plan

Prior to the Closing, Globalink will adopt a new equity incentive plan in form and substance acceptable to Globalink and Tomorrow Crypto (such acceptance not to be unreasonably withheld, conditioned or delayed) (the “Globalink Equity Incentive Plan”). The Globalink Equity Incentive Plan will have such number of shares available for issuance equal to twelve percent (12%) of the shares of Globalink common stock issued and outstanding immediately after the Closing and shall include a five percent (5%) “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year equal to five percent (5%) of the total number of shares of Globalink common stock issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase.

Exclusivity

Each of Globalink and Tomorrow Crypto has agreed that from the date of the Merger Agreement until the earlier of the Closing Date and the termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party relating to certain alternative transactions that would compete with the Transactions or enter into any agreement relating to such a transaction.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the Transactions, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of any consent, approval or authorization required by any Authority, (iv) there being no action brought by any Authority to enjoin or otherwise restrict the consummation of the Closing, (v) Globalink having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger, (vi) approval by the stockholders of Tomorrow Crypto of the Transactions, (vii) approval by the stockholders of Globalink of the Transactions, (viii) the conditional approval for listing by Nasdaq of the shares of Globalink common stock to be issued in connection with the transactions contemplated by the Merger Agreement and the Subscription Agreements and satisfaction of initial and continued listing requirements, (ix) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), (x) solely with respect to Globalink and Merger Sub, (A) Tomorrow Crypto having duly performed or complied with all of its obligations under the Merger Agreement in all material respects, (B) the representations and warranties of Tomorrow Crypto being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect on Tomorrow Crypto and/or any of its subsidiaries, (C) no event having occurred that would result in a Material Adverse Effect on Tomorrow Crypto and/or any of its subsidiaries, (D) at least three (3) of the Company’s officers comprising the senior management of the Company being United States residents, and (E) Globalink having obtained an opinion from an independent investment bank or other financial advisory firm mutually acceptable to Globalink and Tomorrow Crypto as to the fairness from a financial point of view, as of the date of such opinion, of the Merger Consideration to be paid to the stockholders of Tomorrow Crypto pursuant to the Merger Agreement, and (xi) solely with respect to Tomorrow Crypto, (A) Globalink and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects, (B) no event having occurred that would result in a Material Adverse Effect on Globalink, (C) the size and composition of the post-Closing board of directors of Globalink being established as set forth in the Merger Agreement, and (D) the amount of cash available in Globalink’s trust account immediately prior to the Effective Time after deducting amounts necessary to satisfy redemptions, plus the PIPE financing amount actually received by Globalink at the Closing, and net of Globalink’s unpaid expenses and liabilities (the “Parent Closing Cash”) being at least equal to the aggregate amount of commitments under the Subscription Agreements (as defined below) as of the date of the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i)	by either Globalink or Tomorrow Crypto if the Transactions are not consummated on or before the six month anniversary of the Merger Agreement (the “Outside Date”), provided that, if the SEC has not declared the Form S-4 effective on or prior to the five month anniversary of the Merger Agreement, then the Outside Date will be extended by one additional month, provided further that, the failure to consummate the Transactions by the Outside Date is not due to a material breach by the party seeking to terminate the Agreement;

(ii)	by either Globalink or Tomorrow Crypto if any Authority has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach was a substantial cause of, or substantially resulted in, such action by the Authority.

(iii)	by mutual written consent of Globalink and Tomorrow Crypto duly authorized by each of their respective board of directors;

(iv)	by Globalink in the event that Tomorrow Crypto does not deliver to Globalink the Final June 30, 2022 Financial Statements on or prior to August 30, 2022; and

(v)	by either Globalink or Tomorrow Crypto if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied by the earlier of (A) the Closing Date and (B) 30 days following receipt by the breaching party of a written notice of the breach.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Globalink, Tomorrow Crypto or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in in the disclosure schedules to the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Globalink, Tomorrow Crypto or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Globalink makes publicly available in reports, statements and other documents filed with the SEC. Globalink or Tomorrow Crypto investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Globalink Support Agreement. In connection with the execution of the Merger Agreement, certain stockholders of Globalink, Tomorrow Crypto and Globalink entered into a support agreement (the “Globalink Support Agreement”) pursuant to which the stockholders of Globalink that are parties to the Globalink Support Agreement have agreed to vote all shares of Globalink common stock beneficially owned by them in favor of the Merger and related transactions.

Tomorrow Crypto Support Agreement. In connection with the execution of the Merger Agreement, stockholders of Tomorrow Crypto, Tomorrow Crypto and Globalink entered into a support agreement (the “Tomorrow Crypto Support Agreement”), pursuant to which the stockholders of Tomorrow Crypto that are parties to the Tomorrow Crypto Support Agreement have agreed to vote all shares of Company Common Stock beneficially owned by them in favor of the Transactions.

Subscription Agreements. In connection with the execution of the Merger Agreement, Globalink entered into subscription agreements (collectively, the “Subscription Agreements”) with certain accredited investors (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and Globalink has agreed to sell to the Subscribers, an aggregate of $15,000,000 shares of Series A Convertible Preferred Stock with an aggregate face value of $16,666,667 (the “PIPE Preferred Shares”). The PIPE Preferred Shares will have a 10% monthly compound dividend and a conversion price of $10.00 per share, subject to certain downward adjustments described therein, and will be both redeemable and subject to forced conversion under certain conditions set forth in the Subscription Agreements. In connection with the purchase of the PIPE Preferred Shares, Globalink will also issue warrants of Globalink (the “PIPE Warrants”, and together with the PIPE Preferred Shares, the “PIPE Securities”) to purchase that number of shares of Globalink common stock equal to the number of shares of Globalink common stock into which the PIPE Preferred Shares are convertible based on the Closing date conversion price. The PIPE Warrants will have a term of five years and an exercise price of $11.50, subject to certain downward adjustments as set forth in the Subscription Agreements. Holders of the PIPE Securities will be entitled to certain registration rights. The purpose of the sale of the PIPE Securities is to raise additional capital for use in connection with the Merger and to meet the minimum cash requirements provided in the Merger Agreement. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the Transactions.

Lock-Up Agreements. The Merger Agreement provides that, at or before the Closing, and effective as of the Closing, certain stockholders of Tomorrow Crypto will enter into a Lock-Up Agreement connection with the execution of the Merger Agreement, subject to certain customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-Up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales with respect to the Lock-Up Shares until the date that is six months after the Closing Date (the period from the date of the Merger Agreement until such date, the “Lock-Up Period”).

Amended and Restated Registration Rights Agreement. At the Closing, Globalink will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Globalink with respect to the shares of common stock they own at the Closing, and with certain stockholders of Tomorrow Crypto who will be affiliates of Globalink with respect to the Merger Consideration after the Closing. The Amended and Restated Registration Rights Agreement will require Globalink to, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 90 days after the Closing. The Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Globalink will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of Parent Support Agreement, form of Company Support Agreement, form of Subscription Agreement, form of Lock-Up Agreement and form of Amended and Restated Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this report under the heading “Subscription Agreements” is incorporated by reference herein. The securities to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D and/or Regulation S promulgated thereunder.

Important Information about the Merger and Where to Find It

This report relates to the Merger between Globalink and Tomorrow Crypto. In connection with the Merger described herein, Globalink intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”), which will include a proxy statement/prospectus. Security holders, investors and other interested persons are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Globalink stockholders in connection with the stockholder meeting to approve the Merger. Globalink also will file other documents regarding the Merger with the SEC. Before making any voting or investment decision, investors and security holders of Globalink are urged to read the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Merger as they become available because they will contain important information about the Merger.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Globalink through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This report contains, and certain statements made by representatives of Globalink or Tomorrow Crypto and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Globalink’s or Tomorrow Crypto’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger, the anticipated timing of the Merger, the businesses operated by Tomorrow Crypto and the markets in which Tomorrow Crypto operates, business strategies, industry environment, potential growth opportunities, the effects of regulations and projected future results of Globalink and Tomorrow Crypto. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of Globalink’s and Tomorrow Crypto’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Globalink and Tomorrow Crypto. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of Globalink’s securities; (ii) the risk that the Merger may not be completed by Globalink’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Globalink; (iii) the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger by the stockholders of Globalink and Tomorrow Crypto, the satisfaction of the minimum cash requirements following redemptions by Globalink’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to consummate the PIPE investment (as defined in the Merger Agreement); (v) the effect of the announcement or pendency of the Merger on Tomorrow Crypto’s business relationships, performance, and business generally; (vi) risks that the Merger disrupts current plans of Tomorrow Crypto and potential difficulties in Tomorrow Crypto employee retention as a result of the Merger; (vii) the outcome of any legal proceedings that may be instituted against Globalink or Tomorrow Crypto related to the agreement and plan of merger or the Merger; (viii) the ability to maintain the listing of Globalink’s securities on the Nasdaq; (ix) the price of Globalink’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Tomorrow Crypto plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tomorrow Crypto’s business and changes in the combined capital structure; (x) costs related to the merger; (xi) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; and (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties described in Globalink’s final proxy statement/prospectus contained in the Form S-4, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Globalink from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Globalink nor Tomorrow Crypto presently know, or that Globalink or Tomorrow Crypto currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Globalink’s and Tomorrow Crypto’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Globalink or Tomorrow Crypto described above. Globalink and Tomorrow Crypto anticipate that subsequent events and developments will cause their assessments to change. However, while Globalink and Tomorrow Crypto may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Globalink’s or Tomorrow Crypto’s assessments as of any date subsequent to the date of this report.

Participants in the Solicitation

Globalink, GL Sponsor LLC, the sponsor of Globalink, Tomorrow Crypto and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Globalink’s stockholders in connection with the Merger. Information about Globalink’s directors and executive officers and their ownership of Globalink’s securities is set forth in Globalink’s filings with the SEC, including the Form S-4 to be filed in the future. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

You may obtain free copies of these documents at www.sec.gov.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Globalink or Tomorrow Crypto, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1*	Merger Agreement dated as of August 3, 2022 by and among Tomorrow Crypto Group Inc., Globalink Investment Inc., Globalink Merger Sub, Inc., and certain other parties.
10.1	Form of Parent Support Agreement dated as of August 3, 2022 by and among Tomorrow Crypto Group Inc. and Globalink Investment Inc. and certain stockholders of Globalink Investment Inc.
10.2	Form of Company Support Agreement dated as of August 3, 2022 by and among Tomorrow Crypto Group Inc. and Globalink Investment Inc. and certain stockholders of Tomorrow Crypto Group Inc.
10.3	Form of Subscription Agreement
10.4	Form of Lock-up Agreement
10.5	Form of Amended and Restated Registration Rights Agreement
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 9, 2022

GLOBALINK INVESTMENT INC.

By:	/s/ Say Leong Lim
Name:	Say Leong Lim
Title:	Chief Executive Officer